File No.82-5139

<Translation>

CYBIRD®

JASDAQ

http://www.cybird.co.jp/english/ investor/

August 10, 2006

Results of Operation (Consolidated), First Quarter of Fiscal Year ending March 31, 2007

CYBIRD Co., Ltd.
Security Code: 4823
(URL: http://www.cybird.co.jp/english/investor/)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President

Listing: JASDAQ
Head office: Tokyo
Tel: +81-3-5785-6111

1. Basis of presenting Quarterly Result of Operation
   (1) Adoption of Simplified Accounting Method — Yes
   Taxes related accounting criteria are calculated at the annual projected tax rate based on the effective tax rate designated by law.
   (2) Change in Accounting Method — N/A
   (3) Change in the Scope of Consolidation
   Number of consolidated companies — Added: 0 — Excluded: 0
   Number of companies to which equity method is applied — Added: 0 — Excluded: 0

2. Results of Operation, 1st Quarter of FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
1 Q, FY ending March 31, 2007	4,031 (22.5)	37 (-29.0)	-307 (-672.7)
1Q, FY ended March 31, 2006	3,290 (12.3)	52 (29.2)	53 (17.5)

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen (%)	Yen	Yen	%	%	%
1Q, FY ending March 31, 2007	-270(-)	-1,169.29	-	-2.2	-1.7	-7.6
1Q, FY ended March 31, 2006	46(-1.6)	221.16	219.23	0.4	0.4	1.6

Note: 1. Average Number of Shares Issued (Consolidated) — 1Q, FY ending March 31, 2007: 231,201 shares; 1Q, FY ended March 31, 2006: 208,847 shares

2. % shows increase / decrease of each item, compared with the same period in the previous year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Net Assets	Owners' Equity Ratio	Owners' Equity per Share
	Millions of yen	Millions of yen	%	Yen
June 30, 2006	18,341	12,889	66.5	52,727.31
June 30, 2005	15,212	12,493	82.1	54,366.61

Note: 1. Number of Shares Issued (Consolidated) — June 30, 2006: 231,394 shares; June 30, 2005: 229,801 shares

2. Figures of June 30, 2005 shows Shaholder's Equity to Net Assets, Equity Ratio to Owners' Equity Ratio and Shareholders' Equity per Share to Owners' Equity per Share.

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q, FY ending March 31, 2007	-216	-158	265	1,587
1Q, FY ended March 31, 2006	-876	-5,398	4,342	1,320

<Translation>

3. Earnings Forecasts for Fiscal Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2007	18,100	300	100

Reference: Projected Earnings per Share (Full-year) ¥432.16

Calculated by the number of shares issued (231,394) at the end of the first quarter.

The above-mentioned earnings forecasts for FY ending March 31, 2007 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

CYBIRD

http://www.cybird.co.jp/english/investor/

JASDAQ

August 10, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6111

Results of Operation (Consolidated), the First Quarter

Fiscal Year ending March 31, 2007

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or "the Company") and 8 consolidated subsidiaries (GiGAFLOPS Japan Inc., AXISSOFT Corporation, CYB INVESTMENT INC., Airborne Entertainment Inc., PLUS MOBILE COMMUNICATIONS Co., Ltd., and other three companies) and two affiliates (DMOVE Co., Ltd. and JIMOS CO., LTD. (Note 1)). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) E-Commerce, (4) Advertising Business and (5) International Business.

Note 1: CYBIRD and JIMOS plan integrate their businesses and shift to a holding company organization as of October 1, 2006.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses, marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites and customer support services. In compensation for these services, we receive consulting fees, planning/ development/ operating fees and customer support fees. We also operate a technology-related business constructing basic systems for clients utilizing the data base products of consolidated subsidiary AXISSOFT Corporation.

(3) E-Commerce Business

CYBIRD has a mobile-phone-based e-commerce business. The Company plans to push forward with the development of its alliance business with JIMOS Co., Ltd., specializing in direct marketing, planning to further expand e-commerce operations into a core business.

(4) Advertising Business

PLUS MOBILE COMMUNICATIONS Co., Ltd., a subsidiary of advertising business, develops e-mail products targeting specific customer groups and mobile advertising products for Web site.

(5) International Business

We are emphasizing North America and Europe in our strategies because of expected rapid growth in their mobile content markets. We plan to expand our business in these regions through capital alliances with leading local content providers. In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary.

1-2 Relations with Subsidiaries and Affiliates

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

Utilizing the planning, product development, and customer communications abilities of JIMOS, with which we formed a strategic business and capital alliance in March 2005, we are developing an e-commerce business based on our established customer base.

In October 2006, CYBIRD and JIMOS plan to integrate their businesses base on a shift to a holding company organization. Based on a fusion of CYBIRD's strength in mobile communications and JIMOS's strength in human communications, the partners will aim to achieve business synergies and expand and diversity the business domain of the Group.

AXISSOFT Corporation, based on a business and capital alliance formed in March 2005, will give CYBIRD top priority in the supply of business resources including technicians. Based on this alliance, CYBIRD will commission its various system development tasks to AXISSOFT, establishing a stable software development base for the future.

In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary. With this action, CYBIRD has begun full-scale business expansion in the North American region, which is expected to experience rapid growth in the mobile content market.

Established in August 2005 as a joint venture between our subsidiary cyber communications inc. and OPT Inc., PLUS MOBILE COMMUNICATIONS is utilizing the large-scale mobile customer data base organized by CYBIRD and the know-how of those two joint venture partners to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

Business Chart (CYBIRD Group and Affiliate Companies)

Mobile Content Business



CYBIRD Co., Ltd.
Subscription Fee Deduction of Collection Fee
Information / Service
Information Providing Fee
Content Information
Information Fee (Revenue Share)
Site Operation
Information
Client Companies
Subscription Fee Deduction of Collection Fee
Information / Service
Wireless Network Operators
Information Fee
Information / Service
General Users

Marketing Solution Business



CYBIRD Co., Ltd.
Payment
Site Development / Operation
Payment
Consulting
Subsidiary
GiGAFLOPS Japan Inc.
Payment
Consulting
Payment
Motion Picture Production
Affiliate
DMOVE Co., Ltd.
Payment
Motion Picture Production
Payment
System Development
Subsidiary
AXISSOFT Corporation
Payment
System Development
Client Companies

E-Commerce / Advertising Business


General Users
Payment
Merchandise
Payment
Merchandise
Affiliate
JIMOS CO., LTD.
Payment
Merchandise
E-Commerce Business
CYBIRD Co., Ltd.
Payment
Ad Spot
Subsidiary : PLUS MOBILE COMMUNICATIONS Co., Ltd.
Payment
Development / Sales of Ad product
cyber communications inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Ad Agency
OPT Inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Client Companies for Advertising
Advertising Business

Note: In October 2006, CYBIRD and JIMOS plan to integrate their businesses by shifting to a holding company organization.

International Business


General Users
Information Fee
Information / Service
Information Providers
Wireless Network Operators
Information Providing Fee
Content Information
Subscription Fee Deduction of Collection Fee
Information / Service
Subsidiary : Airborne Entertainment Inc.
Providing Capital and Know-how
Subsidiary : CYB INVESTMENT INC.
Providing Capital and Resource
CYBIRD Co., Ltd.

1-3 CYBIRD's Consolidated Companies (As of June 30, 2006)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
CYB INVESTMENT INC.	Delaware, USA	June, 2005	Overseas Investment	US$4,331	43,310,000	100.00
Airborne Entertainment Inc.	Quebec, Canada	October, 2000	Information Technology	US$28 mil.	14,172,834	85.00 (85.00)
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku, Tokyo	August, 2005	Advertising Planning	¥50 mil.	2,000	60.00
AXISSOFT Corporation	Toshima-ku, Tokyo	November, 1987	Information Technology	¥639 mil.	4,028	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥79 mil.	1,590	48.74
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	September, 1998	Commerce	¥1,177 mil.	61,565	20.11

Notes: 1.The figure in parentheses under CYBIRD's Stake indicates the amount of indirect stake.

2.The figures for JIMOS CO., LTD., under Paid-In Capital and Shares Issued are as of March 31, 2006. Its CYBIRD's Stake is mentioned the proportion of the number of Shares Issued (12,381) of JIMOS as of June 30, 2006 to the number of Shares Issued (61,565) as of March 31, 2006.

3.The figures for Airborne Entertainment Inc., under Paid-In Capital, Shares Issued, and CYBIRD's Stake are as of March 31, 2006.

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields

(2) Adaptation to Change in the Business Environment

(3) Emphasis on Profitability, Sustainability and Expandability

(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share.

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, the Company implements the basic strategy to expand our platform businesses.

The framework of the plan is as follows.

(1) Based on business alliances with companies in a variety of business sectors, CYBIRD will supply business solutions that provide its alliance partners with business advantages while organizing a large-scale customer base by making it possible for the customers of its business alliance partners to use CYBIRD's services.

(2) For customers in this pool of customers that can use CYBIRD's services, the Company will aim to keep them as long-term customers by constantly providing services that are "convenient and fun."

(3) CYBIRD plans to maximize earning from its long-term customers by providing them with a variety of services, such as the e-commerce and advertising services that are just getting under way, in addition to its traditional mobile content services.

In its international business strategy, CYBIRD is emphasizing the North American and European mobile content markets, which are expected to experience high growth. The Company is targeting business expansion based on capital alliances with leading local content providers.

Furthermore, in October 2006, CYBIRD and its e-commerce business partner JIMOS plan to integrate their businesses based on shifting to a holding company organization. As a result, the two partners have agreed on the fusion of CYBIRD's strengthen in mobile communications with JIMOS's strength in human communications in order to pursue the "creation of a one to only one platform" that cannot be imitated by others as their mid-to-long term business vision. Taking advantage of the business integration, the two partners will aim to achieve business synergies, expand and diversify the business domain of the Group, and achieve business efficiency through collective use of business resources, targeting greater earnings capability.

2-5 Corporate Governance

(1) Relationships with parent company, etc.

No parent company

(2) Status of Establishment and Operations of Internal Control Organization

The Company's Board of Directors, comprised of 9 directors including 3 outside directors, audits and monitors the important business decisions and activities.

CYBIRD uses an operating officer system whereby the business executions of decisions taken by the Board of Directors are carried out under the guidance and orders of representative operating officers. These officers delegate responsibility and authority to each operating officer in charge of a business, who then carry out operations in their own area of responsibility

For major across-the-board items in the Company, the Executive Committee, comprised of all operating officers, deliberates beforehand which important items to be submitted to the Board of Directors. In addition, the Committee discusses, investigates, and reports on important issues in order that each operating officer may operate the business they are responsible for based on a overview of the Company's overall business.

The major organizations and functions regarding executive management are as follows.

a) Board of Directors

The Board of Directors comprises 9 directors including 3 outside directors and 3 auditors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities.

b) Audit Committee

The Audit Committee comprises 3 outside auditors, with 1 serving as a standing auditor. The Audit Committee's meeting is held every month, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Executive Committee

The Executive Committee comprises 8 operating officers and a standing auditor. To be able to respond quickly to changes in markets and business environments, the Committee meets once a week. Depending of the topic of discussion the Committee may have managers of specific business areas participate in the meeting. Through such a process, the Committee strives to ensure that the Company's business decisions take into account the facts and

on-site conditions.

d) Overall Administration and Internal Control System

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

i)	Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
ii)	Finance Dept.	Budgets, funds, accounting regulations, etc.
iii)	HR Dept.	Personnel management, recruiting, job management, etc.

e) Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our President, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

f) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

g) Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The chairman is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

h) Others

a) Protecting the privacy of personal information

In April 2005, the law concerning the protection of the privacy of personal information was enforced regarding private-sector companies. CYBIRD has already decided to handle its personal information data base in accordance with the law and the relevant government agencies. Specifically, we work to ensure the protection of the rights of users of all our content services by disclosing our policy on the use of the personal information we collect and explaining how users can check, adjust or cancel the personal information in the CYBIRD data base. Moreover, to safely manage the personal information we have received, we carry out thorough and structured program led by our Privacy Mark Management Committee that includes education and enlightenment courses for all employees and clearly defined responsibilities for those managing personal information. In addition, the number of people with access to this information is kept to a minimum and technological measures are used to restrict access to the data. The Company also carries out regular internal monitoring inspections concerning the protection of the privacy of personal information under its compliance program of all businesses and departments handling personal information. An Internal Monitoring Officer appointed in accordance with the Internal Monitoring Regulations Concerning the Protection of the Privacy of Personal Information is responsible for these inspections.

b) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this fiscal year, we have achieved a 1,058.47kg reduction of CO2 (equivalent to saving 29.71 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry,

we see the following issues as the keys to further growth.

(1) Progress with Mid-Term Corporate Strategy

As previously mentioned in section 2-4 on Mid to Long-term Business Policy, CYBIRD is pursuing the development of a platform business as a basic strategy. Toward the achievement of the goals of that plan, the Company is analyzing, evaluating, and revising its business platforms. Specifically, in addition to expanding earnings by increasing the competitiveness of its traditional Mobile Content and Marketing Solution businesses, the Company is proceeding with whole scale development of new Advertising and E-Commerce businesses. In its International Business, the Company is aiming for further expansion based primarily on establishing business bases through mergers and acquisitions activities.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing several committees, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. **Financial Condition and Results of Operations**

3-1 Mobile Internet Business Climate

(1) Japanese Market

The Number of Mobile Phone Subscriptions

	Mobile phones
June 30, 2006	**92.86 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The Number of Internet-enabled Mobile Phone Subscriptions

	Mobile phones
June 30, 2006	**80.73 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The number of mobile phone subscriptions in Japan reached 92.86 million at the end of June 2006. Of this amount, the proportion of Internet-enabled handset accounts was 86.9%. The number of third generation (3G) mobile phone subscriptions at the end of June 2006 totaled 53.54 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥315 billion in 2005, and could grow to ¥370.6 billion by 2008. In calendar 2005, the mobile commerce market grew 57%, to ¥407.4 billion. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 59%, to ¥154.2 billion.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, two dimensional bar code, fingerprint authentication, etc.), the shift to carriers' fixed packet charge, mobile number portability scheduled during 2006 and the start of one-segment broadcasting.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, MultiMedia Communications (FMMC) prepared by CYBIRD)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2006 is estimated to have been approximately 2.5 billion people, and is forecast to exceed 3.5 billion by 2010. It is assumed that the number of mobile Internet users will grow as well. (Sources: IDC; Strategy Analytics prepared by CYBIRD)

3-2 Consolidated Business Results (Quarter)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
1st Quarter, FY ending March 31, 2007	**4,031**	**(307)**	**(270)**	**(1,169)**	**(8.8)%**	**301**
1st Quarter, FY ended March 31, 2006	3,290	53	46	221	1.8%	155
Change	740	(361)	(316)	(1,390)	(10.6)%	145

In the first quarter, continued double-digit revenue growth by the Mobile Content Business contributed to a strong performance. Non-consolidated net sales totaled ¥3,245 million, rising ¥335 million, or 11.5%, from the first quarter in the previous fiscal year. Consolidated net sales rose ¥740 million, or 22.5% year on year, to ¥4,031 million, supported by an increase in the number of consolidated subsidiaries of the International Business.

On the other hand, CYBIIRD recorded a non-consolidated ordinary loss of ¥95 million in the first quarter. Although similar to consolidated performance, the Company posted growth in net sales and successfully reduced the cost of sales ratio, a translation adjustment loss on transactions by an overseas subsidiary—which had been included in the originally business plan for the quarter—resulted in the loss. On a consolidated basis, the ordinary loss expanded to ¥307 million due to amortization of the consolidation account in addition to the impact of the losses of subsidiaries.

Non-consolidated loss was ¥98 million, while the Group recorded a consolidated loss of ¥270 million.

The Company is continuing its efforts to reduce the impact of the losses by subsidiaries on consolidated performance by strengthening the earnings capabilities of subsidiaries and by promoting their reorganization under its guidance.

CYBIRD has also taken steps to deal with the impact by foreign exchange rates on the transactions of its overseas subsidiary (influence of foreign exchange rates on certain portions of the foreign-currency-denominated transactions with said subsidiary). Through a capital transaction with the subsidiary at the end of the first quarter, the Company has collected the outstanding loan responsible. Therefore, the Company's profits are no longer exposed to significant exchange rate fluctuation risk.

3-3 CYBIRD Group Business Results by Operation

(Round down)

	1st Quarter, FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006)		1st Quarter, FY ended March 31, 2006 (From April 1, 2005 to June 30, 2005)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	2,873	71.3	2,526	76.8	346	13.7
Marketing Solution Business	542	13.5	717	21.8	(174)	(24.3)
E-Commerce Business	62	1.5	45	1.4	16	36.6
Advertising Business	30	0.7	-	-	30	-
International Business	522	13.0	1	0.0	520	-
Total	4,031	100.0	3,290	100.0	740	22.5

(1) Mobile Content Business

Net sales increased ¥346 million, or 13.7%, year on year to ¥2,873 million. Performance was favorable throughout the fiscal year, support by the continued growth in subscribers to high-brand power core content, such as "Hiroyuki Ehara Spiritual Message" and "Kagami Ryuji Renseijutsu." In addition, newly introduced content quickly contributed to overall sales.

(2) Marketing Solution Business

Net sales of the Marketing Solution Business in the first quarter dropped ¥174 million, or 24.3%, year on year to ¥542 million, declining despite firm revenues from the operation of mobile sites of corporate clients. The major factors in the decrease were a relative decline in the number of development projects compared with the same quarter in the previous fiscal year and the removal of the customer support services subsidiary C&T Mobile Support Co., Ltd., from consolidation.

(3) E-Commerce Business

Net sales of the E-Commerce Business amounted to ¥62 million. Net sales comprised revenues from the sale of popular T-shirts, game software, and other items on its existing commerce site and revenues from deBINGO Square, a joint site started with business partner JIMOS CO., LTD.

(4) Advertising Business

During the second quarter of FY2005, CYBIRD established PLUS MOBILE COMMUNICATIONS Co., Ltd., a joint venture between cyber communications inc. and OPT Inc., as a mobile advertising product subsidiary and it has started new businesses. Advertising revenues totaled ¥30 million and continue to build a client base of major advertisers.

(5) International Business

CYBIRD began included the earnings of North America content provider Airborne Entertainment Inc., in the second half of the previous fiscal year. As a result, International Business sales totaled ¥522 million in the first quarter. Fee-based income, mainly from call-waiting displays, was favorable, supporting a good underlying performance. In future, the Company is expected an income contribution from Ring Back Tone *[1] related revenues from a subsidiary of Airborne Entertainment.

*[1] A service that replaces the standard ring back tone with music or voice on mobile phones.

3-4 Consolidated Income Statement

(1) Net Sales

Consolidated net income increased ¥740 million, or 22.5%, year on year, to ¥4,031 million. Steady sales growth in the Mobile Content Business and the inclusion of the earnings of a subsidiary in the sales of the International Business were the major factors behind the increase.

(2) Cost of Sales

Cost of sales climbed ¥236 million, or 11.1% from the previous first quarter to ¥2,366 million. The cost of sales ratio was 58.7%, improving 6.0 percentage points from the same period in the previous fiscal year. The major factors behind the improvement were benefits from a revision of the production and operation costs of the Mobile Content Business and the consolidation benefits from consolidation of overseas subsidiaries that have relatively high net sales and a low cost of sales ratio

As a result, consolidated gross profit rose ¥504 million, or 43.4%, year on year to ¥1,665 million.

(3) Sales, General and Administrative Expenses ("SG&A expenses")

Major SG&A expenses were as follows;

(Round down)

	1st Quarter, FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006)	1st Quarter, FY ended March 31, 2006 (From April 1, 2005 to June 30, 2005)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**528**	392	136	34.8
Advertisement Expenses	**44**	36	8	22.4
Research and Development Expenses	**230**	113	117	103.9
Commission Paid	**448**	359	89	24.8
Others	**375**	207	168	81.1
Total	**1,627**	1,108	519	46.9

SG&A expenses for the quarter totaled ¥1,627 million, up ¥519 million, or 46.9%, from the same period in the previous year. The proportion of SG&A expenses to net sales was 40.4%, up 6.7 percentage points from the same period in the previous year. The principle factors contributing to growth in SG&A expenses were an amortization expenses for the consolidation account increased because of the addition of new consolidated subsidiaries and higher personnel expenses due the hiring of more personnel based on the expansion of the business of CYBIRD.

(4) Operating Income and Ordinary Income

In the first quarter, non-consolidated operating income increased ¥51 million, or 40.1%, year on year to ¥179

million. Non-consolidated ordinary income, however, dropped ¥205 million from the first quarter in the previous fiscal year to an ordinary loss of ¥95 million due to a translation adjustment loss on transactions by an overseas subsidiary—which had been included in the originally business plan for the quarter.

CYBIRD's efforts to improve the earning power of subsidiaries and promote reorganization under its guidance reduced the impact of the losses of subsidiaries on consolidated performance. Still, subsidiaries did not contribute to profits in the first quarter and there were consolidation account amortization expenses as well. As a result, consolidated operating loss declined ¥15 million, or 29.0%, year on year to a consolidated operating loss of ¥37million. Similar to the non-consolidated performance, consolidated ordinary income declined ¥361 million year on year, falling to a consolidated loss of ¥307 million.

(5) Net Income (Quarter)

Because ordinary losses were recorded on a non-consolidated and consolidated basis, the Company recorded a non-consolidated loss of ¥98 million and the Group posted a consolidated loss of ¥270 million.

3-5 Consolidated Balance Sheet

At June 30,2006, total assets amounted to ¥18,341 million, while total liabilities were ¥5,451million. Including subscription rights and minority interests, shareholders' equity amounted to ¥12,889 million. Of the price of the stock of the overseas subsidiary acquired in the previous fiscal year, the Company took out a loan equivalent to the outstanding payables of US$20 million at the time of their payment. Therefore, compared with the end of the previous fiscal year, accounts payables have declined and short-term debt has increased.

	June 30, 2006	June 30, 2005
Equity ratio (%)	**66.5**	82.1
Equity ratio on a market value basis (%)	**166.5**	424.5
Debt Redemption (years)	-	-
Interest Coverage Ratio (times)	-	-

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this fiscal year.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Debt Redemption and Interest Coverage Ratio as of June 30, 2005 and June 30, 2006 are not mentioned due to a negative cash flow from operating activities.

3-6 Consolidated Cash Flow Statement

At the end of June 2006, cash and cash equivalents totaled ¥1,587 million, decreasing by ¥110 million. Conditions/contributing factors in each cash flow segment for the quarter under review are as follows.

(Cash flow from operating activities)

Cash flows from operating activities decreased by ¥216 million compared with a decrease of ¥876 million in the same period in the previous fiscal year. In addition to the ordinary loss of ¥307 million and depreciation and amortization expenses of ¥264 million, there were declines ¥283 million in income tax paid.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥158 million compared with a decrease of ¥5,398 million in the same period in the previous fiscal year, owing to the expenditure for purchase of software.

(Cash flow from financing activities)

Cash flow from financing activities expanded ¥265 million compared with an increase of ¥4,342 million in the same period in the previous fiscal year. The increase was primarily due to an increase in borrowings and to stock option exercise payments.

3-7 Earning Forecasts

CYBIRD announced the consolidated and non-consolidated earnings forecasts for the full fiscal year ending March 2007 on May 25, 2006 and there is no change as of now.

The integration of the businesses of CYBIRD and JIMOS planned for October 2006 is not reflected in our performance forecasts. We will announce performance forecasts reflecting the business integration after the integration.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2007	14,400	700	400

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2007	18,100	300	100

The above-mentioned earnings forecasts for FY ending March 2007 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Consolidated Financial Statements

4-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	June 30, 2006		June 30, 2005		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
I Current assets:						
Cash and cash equivalents	1,836,602		1,569,139			
Accounts receivable	3,830,686		3,036,972			
Marketable securities	153,951		-			
Inventories	38,797		102,034			
Others	428,944		342,491			
Allowance for doubtful accounts	(29,905)		(32,659)			
Total current assets	6,259,076	34.1	5,017,979	33.0	1,241,096	24.7
II Property and equipment:						
Tangible fixed assets:	308,304	1.7	279,832	1.8	28,472	10.2
Intangible fixed assets:						
Software	707,827		832,038			
Software in progress	137,951		127,794			
Conso. Adjustment accounts	-		324,810			
Goodwill	6,083,984		-			
Others	116,429		4,613			
Total intangible assets	7,046,192	38.4	1,289,257	8.5	5,756,935	446.5
Investment and other assets:						
Investment securities	3,407,226		3,557,638			
Deposit with landlord	454,844		374,739			
Long-term loan	-		4,419,078			
Others	865,758		277,146			
Allowance for doubtful accounts	-		(3,202)			
Total investment and other assets	4,727,829	25.8	8,625,401	56.7	(3,897,572)	(45.2)
Total property and equipment	12,082,326	65.9	10,194,490	67.0	1,887,835	18.5
Total	18,341,402	100.0	15,212,470	100.0	3,128,932	20.6

(Unit: Thousands of yen, Round down)

	June 30, 2006		June 30, 2005		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
I Current liabilities:						
Accounts payable	1,564,003		1,087,996			
Current portion of bonds	60,000		50,000			
Short-term debt	2,755,465		292,336			
Accrued expenses	400,371		322,469			
Accrued income taxes	11,445		53,941			
Bonus payment reserve	35,225		32,409			
Others	132,376		166,438			
Total current liabilities	4,958,887	27.0	2,005,592	13.2	2,953,295	147.3
II Long-term liabilities:						
Corporate bonds	369,811		100,000			
Long-term debt	98,906		117,985			
Reserve for employee's retirement benefits	21,321		28,687			
Others	2,978		—			
Total fixed debt	493,016	2.7	246,672	1.6	246,344	99.9
Total liabilities	5,451,904	29.7	2,252,264	14.8	3,199,639	142.1
Minority interests:						
Minority interests	-	-	466,704	3.1	-	-
Shareholders' Equity:						
I Common stock	-	-	5,396,191	35.5	-	-
II Additional paid-in capital	-	-	5,452,886	35.8	-	-
III Retained earnings	-	-	1,640,654	10.8	-	-
IV Unrealized gain in available-for-sale securities	-	-	3,768	0.0	-	-
Total shareholders' equity	-	-	12,493,501	82.1	-	-
Total	-	-	15,212,470	100.0	-	-
Net Assets						
I Shareholders' equity						
Common stock	5,503,317	30.0	-	-	-	-
Additional paid-in capital	5,560,012	30.4	-	-	-	-
Retained earnings	1,141,980	6.2	-	-	-	-
Total shareholders' equity	12,205,310	66.6	-	-	-	-
II Valuation and translation adjustments			-	-	-	-
Unrealized gain in available-for-sale securities	6,199	0.0	-	-	-	-
Foreign currency translation adjustments	(10,727)	(0.0)	-	-	-	-
Total valuation and translation adjustments	(4,528)	(0.0)	-	-	-	-
III Subscription right	6,601	0.0	-	-	-	-
IV Minority interests	682,114	3.7	-	-	-	-
Total net assets	12,889,498	70.3	-	-	-	-
Total	18,341,402	100.0	-	-	-	-

4-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006)		1st Quarter, FY ended March 31, 2006 (From April 1, 2005 to June 30, 2005)		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	4,031,393	100.0	3,290,951	100.0	740,441	22.5
Cost of sales	2,366,233	58.7	2,129,844	64.7	236,389	11.1
Gross Profit	1,665,159	41.3	1,161,107	35.3	504,052	43.4
Selling, general and administrative expenses	1,627,708	40.4	1,108,364	33.7	519,343	46.9
Operating Income	37,451	0.9	52,743	1.6	(15,291)	(29.0)
Non-operating income	3	0.0	22,418	0.7	(22,414)	(100.0)
Non-operating expenses	345,112	8.5	21,445	0.7	323,667	-
Ordinary Profit (Loss)	(307,657)	(7.6)	53,716	1.6	(361,374)	-
Income (Loss) Before Income Taxes and Minority Interests	(307,657)	(7.6)	53,716	1.6	(361,374)	-
Income Taxes	3,688	0.1	47,457	1.4	(43,768)	(92.2)
Loss on minority interests	41,005	1.0	39,928	1.2	1,076	2.7
Net Income (Loss)	(270,341)	(6.7)	46,187	1.4	(316,528)	-

4-3 Consolidated Statement of Retained Earnings (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ended March 31, 2006 (From April 1, 2005 to June 30, 2005)
	thousands of yen
Additional paid-in capital:	
I Balance at the beginning of period	3,324,110
II Increase in additional paid-in capital	
1. Increase due to share issuance	2,128,775
Total increase in additional paid-in capital	2,128,775
III Balance at the end of period	5,452,886
Retained earnings:	
I Balance at the beginning of period	1,663,353
II Increase in retained earnings	
1. Net income (loss) for the quarter	46,187
Total increase in retained earnings	46,187
III Decrease in retained earnings	
1. Dividend	68,886
Total decrease in retained earnings	68,886
IV Balance at the end of period	1,640,654

4-4 Consolidated Statement of Changes in Shareholders' Equity (Quarter)

1st Quarter of FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006) (Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006	5,451,700	5,508,395	1,450,860	12,410,956
Changes				
Share issue	51,616	51,616	-	103,233
Cash dividend	-	-	(38,538)	(38,538)
Net income	-	-	(270,341)	(270,341)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	51,616	51,616	(308,879)	(205,646)
Balance at June 30, 2006	5,503,317	5,560,012	1,141,980	12,205,310

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2006	2,829	10,592	13,422	-	723,331	13,147,710
Changes						
Share issue	-	-	-	-	-	103,233
Cash dividend	-	-	-	-	-	(38,538)
Net income	-	-	-	-	-	(270,341)
Net increase (decrease) except for items under shareholders' equity	3,369	(21,320)	(17,950)	6,601	(41,216)	(52,565)
Total	3,369	(21,320)	(17,950)	6,601	(41,216)	(258,212)
Balance at June 30, 2006	6,199	(10,727)	(4,528)	6,601	682,114	12,889,498

4-5 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006)	1st Quarter, FY ended March 31, 2006 (From April 1, 2005 to June 30, 2005)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	(307,657)	53,716
Depreciation and amortization	264,170	102,995
Write-down of consolidation adjustment account	-	4,111
Increase (decrease) in allowance for doubtful accounts	-	(484)
Increase (decrease) in bonus payment reserve	(28,745)	(110,406)
Increase (decrease) in reserve for employee's retirement benefits	(1,006)	(3,603)
Interests and dividend earned	(3)	(786)
Interest expenses	13,599	1,731
Equity in net earnings of an affiliate	26,451	(18,053)
(Increase) decrease in accounts receivable	218,635	304,923
(Increase) decrease in inventories	(15,597)	(39,301)
Increase (decrease) in accounts payable	(32,874)	(201,923)
Increase (decrease) in accrued expenses	(154,277)	(95,985)
Others	97,990	(17,800)
Total	80,682	(20,867)
Interests and dividends received	3	7
Interest paid	(13,601)	(2,000)
Income tax paid	(283,871)	(854,114)
Cash flow from operating activities	(216,786)	(876,973)
Investing activities:		
Increase (decrease) in fixed deposit	(378)	23,622
Expenditures for property and equipment	(46,047)	(56,615)
Expenditure for intangible fixed assets	(116,849)	(245,091)
Proceeds from investment securities	86,157	-
Expenditures for purchase of investment securities	-	(720,251)
Expenditures for deposits with landlord	(3,249)	(200)
Proceeds from deposits with landlord	-	230
Expenditures for long-term lending	-	(4,419,078)
Others	(78,172)	18,558
Cash flow from investing activities	(158,539)	(5,398,826)
Financing activities:		
Proceeds from short-term debt	250,000	80,000
Repayment of short-term debt	(20,006)	(24,000)
Proceeds from long-term debt	-	100,000
Repayment of long-term debt	(29,540)	(22,885)
Proceeds from issuance of new shares	103,233	4,257,551
Dividends payment	(38,583)	(48,011)
Cash flow from financing activities	265,104	4,342,655
Foreign currency translation adjustment of cash and cash equivalents	83	-
Increase (decrease) in cash and cash equivalents	(110,138)	(1,933,145)
Cash and cash equivalents at the beginning of period	1,697,936	3,253,984
Cash and cash equivalents at the end of period	1,587,797	1,320,838

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 8 Names of Consolidated Companies: GiGAFLOPS Japan Inc. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD Investment Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 2 Names of Companies Accounted for by the Equity Method: DMOVE Co., Ltd. JIMOS CO., LTD. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable (5) Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent the first quarter was used.
3. Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the accounting closing date for the first quarter of CYB INVESTMENT INC. and its subsidiary Airborne Entertainment Inc. and for CYBIRD Plus Mobile Fund Investment Business Limited Partnership is March 31. In the preparation of the consolidated financial statements for the first quarter, the consolidated financial statements of CYB INVESTMENT INC. on March 31 are used. The consolidated statements are adjusted as necessary for any material transactions that occur after the closing date and before the end of the consolidated first quarter. In the case of CYBIRD Plus Mobile Fund Investment Business Limited Partnership, a trial balance is taken on June 30 to be used in consolidation. The first quarter accounting closing dates for all other consolidated subsidiaries are the same as the parent company.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years

	b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 to 5 years. Goodwill Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable based on the amount of bonus forecast. c. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the first quarter based on the expected retirement benefits obligations as of the end of the period.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries were translated to Japanese yen using the spot exchange rate of the day on which the quarter of the relevant subsidiary ends, and translation differences included in translation adjustments in shareholders' equity.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
5.Valuation of assets and liabilities of consolidated subsidiaries	The full market value assessment method is used for evaluating the assets and liabilities of consolidated subsidiaries.
6.Summary of principal differences in accounting standards of parent company and consolidated subsidiaries	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of its financial statements. The subsidiary uses a partial market value assessment method for the evaluation of its assets and liabilities. For goodwill, the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No 142.
7. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash (Cash and Cash Equivalent) in the Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or easily converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months from the date of acquisition.

5. Stock Information

5-1 Number of Authorized Shares

824,988 shares (as of June 30, 2006)

5-2 Number of Shares Issued and Outstanding

231,394 shares (as of June 30, 2006)

5-3 Number of Fully Diluted Shares

240,807 shares* (as of June 30, 2006) *Including 9,413 potential shares from unexercised stock options

5-4 Number of Shareholders

18,947 (as of March 31, 2006)

5-5 Principal Shareholders (as of March 31, 2006)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Shares
Kazutomo Robert Hori	26,854	11.63	-	-
RECRUIT CO., LTD.	25,300	10.96	-	-
Omron Corporation	10,800	4.68	-	-
Yosuke Iwai	10,439	4.52	-	-
Raumuzu Co., Ltd.	7,543	3.26	-	-
Nippon Television Corporation Network	7,500	3.25	-	-
IMAGICA Corp.	7,050	3.05	-	-
Bayerische Vereinsbank C. Acc.	7,000	3.03	-	-
Tomoo Tateishi.	3,704	1.60	-	-
Daiwa Securities Co. Ltd.	3,120	1.35	-	-

5-6 Distribution of Shareholders (as of March 31, 2006)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	5	23	195	34	18,690	18,947
Shares owned (Shares)	0	2,085	8,053	67,460	10,884	142,285	230,767
Percentage of shares (%)	0.00	0.90	3.49	29.23	4.72	61.66	100.00

5-7 Specified Minority Shareholders' Interest (as of March 31, 2006)

111,310 shares (48.24%) *Total of 10 major shareholders' and remaining directors' interest

5-8 Floating Shares (as of March 31, 2006)

80,674 shares (34.96%) *Interest of shareholders holding less than 50 shares

5-9 Shares owned by Investment Trusts (as of March 31, 2006)

66 shares (0.03%)

5-10 Shares owned by Pension Funds (as of March 31, 2006)

3 shares (0.00%)

5-11 Shares owned by Directors (as of March 31, 2006)

39,293 shares (17.03%)

5-12 Shares Issued and Paid-in Capital (as of June 30, 2006)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30)	531	68,363	60,051	3,230,710	-2,363,965 (Note 1)	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357
November 19, 2004	136,726	205,089	-	3,230,710	-	863,389	Stock split (1:3)
December 31, 2004 (Oct.1-Dec.31)	150	205,239	4,923	3,235,633	4,923	868,312	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
March 31, 2005 (Jan. 1 -Mar. 31)	1,008	206,247	31,781	3,267,415	31,781	900,094	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
June 21, 2005	23,500	229,747	2,126,303	5,393,718	2,126,303	3,026,397	Third Party Allocation of Shares approved on June 1, 2005 by Board of Directors Issue Price ¥180,962, Capitalization ¥90,481 Excess over Par ¥90,481
June 30, 2005 (Apr.1-Jun.30)	54	229,801	2,472	5,396,191	2,472	3,028,870	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
September 30, 2005 (Jul. 1 -Sep. 30)	660	230,461	30,734	5,426,925	30,734	3,059,604	Exercise of Stock Option No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
December 31, 2005 (Oct. 1 -Dec. 31)	105	230,566	6,326	5,433,251	6,326	3,065,930	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
March 31, 2006 (Jan. 1 -Mar. 31)	201	230,767	18,449	5,451,700	18,449	3,084,379	Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
June 30, 2006 (Apr.1-Jun.30)	627	231,394	51,616	5,503,317	51,616	3,135,995	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004.
Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

5-13 Stock Options (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)		(Note 1)
(2) Stock Option No.2 (Approved on May 31, 2000)		(Note 2)
(3) Stock Option No.3 (Approved on June 28, 2001)		(Note 3)
(4) Stock Option No.4 (Approved on June 27, 2002)		
* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 4)
* Exercise Price	¥ 276,334	(Note 5)
* Exercise Period	From September 1, 2004 to August 31, 2008	
(5) Stock Option No.5 (Approved on June 27, 2003)		
* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 6)
* Exercise Price	¥ 550,723	(Note 7)
* Exercise Period	From September 1, 2005 to August 31, 2009	
(6) Stock Option No.6 (Approved on June 29, 2004)		
* Grantees and Granted Shares		
6 Directors	3,069 Shares	
34 Employees	1,731 Shares	
Total	4,800 Shares	(Note 8)
* Exercise Price	¥ 172,000	
* Exercise Period	From September 1, 2006 to August 31, 2010	
(7) Stock Option No.7 (Approved on June 29, 2005)		
* Grantees and Granted Shares		
1 Directors	200 Shares	
Total	200 Shares	
* Exercise Price	¥ 156,900	
* Exercise Period	From September 1, 2007 to August 31, 2013	

(Note 1) Since the exercise period ended on February 28, 2005, this item has been omitted.
(Note 2) Since the exercise period ended on August 31, 2005, this item has been omitted.
(Note 3) Since there are no remaining unexercised stock options, this item has been omitted.
(Note 4) The number of potential but non-issued shares, as of June 30, 2006, was adjusted to 771 shares due to stock splits implemented on November 19, 2004, exercising stock option and the retirement of employees.
(Note 5) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.
(Note 6) The number of potential but non-issued shares, as of June 30, 2006, was adjusted to 3,948 shares due to stock splits implemented on November 19, 2004 and the retirement of employees.
(Note 7) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.
(Note 8) The number of potential but non-issued shares, as of June 30, 2006, was adjusted to 4,494 shares due to the retirement of employees.

5-14 Common Stock held in treasury

N/A

5-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

6. Others

6-1 Employees

(as of June 30, 2006)

	Mobile Content	Content Management	Platform Development	Business Development	Other(*1)	Technology	International Business	Administrative Division (*2)	CYBIRD Total (*3)	AXISSOFT Corporation	PLUS MOBILE COMMUNICAT	Airborne Entertainment Inc.	Other Subsidiaries
Number of Employees (persons)	71	74	11	14	110	52	3	45	380	84	6	105	1
Change from Previous year(persons)	139						0	0	139	(17)	6	105	1
Average Age	-	-	-	-	-	-	-	-	30.0	31.4	31.5	32.8	25.0
verage Length of Service (year)	-	-	-	-	-	-	-	-	1.6	3.8	0.4	1.65	0.6

(*1) Other includes 89 of Customer Support, 11 of Marketing, 9 of Business Management Support and 1 of Strategic Technology Planning divisions.

(*2) The Administrative Division includes Internal Auditing department, Office of President, Corporate Strategy, Corporate Finance, HR and Legal & Corporate Affairs divisions.

(*3) 3 employees of CYBIRD appointed as directors of subsidiaries and 7 employees seconded from CYBIRD to subsidiaries are not included in the number of CYBIRD employees. Furthermore, 3 employees seconded to a company outside the Group are included in the number of CYBIRD employees.

6-2 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

6-3 Primary Lender (as of June 30, 2006)

(1) CYBIRD Co., Ltd. (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	1,144,333
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,402,600
Total	2,546,933

(2) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	50,000
Total	50,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(3) AXISSOFT Corporation (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	180,000
Sumitomo Mitsui Banking Corporation	69,453
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	15,860
Resona Bank, Limited.	30,000
The Shoko Chukin Bank	12,125
Total	307,438

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
No.1 Unsecured Corporate Bond	60,000
No.2 Unsecured Corporate Bond	40,000
Total	100,000

(4) CYB INVESTMENT INC. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	2,296,933
Total	2,296,933

(Note 1) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(5) Airborne Entertainment Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
FY 2005 Bond	329,811
Total	329,811

6-4 Board of Directors and Auditors

(as of June 30, 2006)

Title	Name	Charge / Principal Occupation
Chairman and CEO	Kazutomo Robert Hori	Director (part time) of JIMOS CO., LTD.
Executive Vice President and CSO	Kenichiro Nakajima	President of CYBIRD Mobilecasting Inc. Director (part time) of PLUS MOBILE COMMUNICATIONS Co., Ltd.
President and COO	Toshiaki Kawata	Director (part time) of GiGAFLOPS Japan Inc.
Executive Vice President	Tatsuya Kato	
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure Director (part time) of CYBIRD Investment Partners Inc.
Executive Vice President	Yosuke Iwai	President & CEO of CYB INVESTMENT INC. Director (part time) of Airborne Entertainment Inc.
Executive Vice President	Shin-ichiro Yamashita	President of GiGAFLOPS Japan Inc. Corporate auditor (part time) of PLUS MOBILE COMMUNICATIONS Co., Ltd. Director (part time) of DMOVE Co., Ltd. Director (part time) of AXISSOFT Corporation Corporate auditor of CYBIRD Mobilecasting Inc.
Outside Director	Shogo Ikeuchi	Corporate Vice President of RECRUIT Co., Ltd. Director of RECRUIT Incubation Partners
Outside Director	Fujio Komura	President of JIMOS CO., LTD.
Outside Director	Hiroyuki Sawada	Director (part time) of Globis Corporation Director (part time) of GenX Partners, Ltd. President of Booz Allen Hamilton Inc. Director (part time) of ARUZE CORP. Director (part time) of Revamp Corporation Director of International University of Japan
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Tatsuya Kato resigned as Executive Vice President on July 15, 2006.

(Note 2) Shogo Ikeuchi, Fujio Komura and Hiroyuki Sawada meet the requirement of being outside directors as stipulated in Article 2, Clause 15 of the Company Law.

(Note 3) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 2, Clause 16 of the Company Law.

6-5 Principal Contracts

Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode Information Service Provider Contract" CYBIRD provides content services to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999

Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
	"Subscription Fee Collection Service Contract" KDDI collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	April 20, 2000

Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
AXISSOFT Corporation	"Basic Business Alliance Agreement" Comprehensive business alliance agreement covering cooperation in technology development fields for CYBIRD's Mobile Content and Marketing Solutions business and CYBIRD's acquisition of shares of AXISSOFT Corporation.	March 23, 2005
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005
cyber communications inc. / OPT Inc.	" Joint Venture Establishment Agreement" Agreement regarding the establishment and operation, etc., of PLUS MOBILE COMMMUNICATIONS Co., Ltd., a joint venture by cyber communications inc. and OPT Inc.	July 26, 2005
JIMOS CO., LTD.	"Share Exchange Agreement" Agreement with JIMOS CO., LTD., to exchange shares in connection with business integration.	May 15, 2006

7. <u>Risk Factors</u>

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

7-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone K. K. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	1st Quarter, FY ended March 2006	2nd Quarter, FY ended March 2006	3rd Quarter, FY ended March 2006	4th Quarter, FY ended March 2006	**1st Quarter, FY ending March 2007**
NTT DoCoMo	44.8%	42.2%	40.4%	38.2%	**28.6%**
KDDI	12.1%	11.8%	11.5%	10.8%	**9.0%**
Vodafone	10.6%	9.8%	9.2%	7.9%	**7.7%**
Others	32.5%	36.2%	38.9%	43.1%	**54.7%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

7-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

(3) Risks Related to New Business Start Ups including E-Commerce and Advertising Business

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. When new businesses are starting up, there are temporarily higher costs for labor, R&D, and capital investments that can put pressure on profits.

7-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

7-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the

possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of June 30, 2006)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	50	1,150	100.00
CYB INVESTMENT INC.	Delaware, USA	International Investment	4,991	2,296	43,310,000	100.00
Airborne Entertainment Inc.	Quebec, Canada	Information Technology	6,534	-	12,046,912	85.00 (85.00)
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku, Tokyo	Advertising Planning	60	-	1,200	60.00
AXISSOFT Corporation	Toshima-ku, Tokyo	Information Technology	580	-	1,644	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	38	-	775	48.74
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	Commerce	3,121	-	12,381	20.11

Notes:

1. CYBIRD's investment in CYB INVESTMENT INC. totaled US$10,000.00 (@¥109.14) on June, 2005, US$2,800,000.00 (@¥115.13) and US$40,500,000.00 (@¥115.26) on June, 2006. The telegraphic transfer rate was used at the time of investment.
2. Total investment in Airborne Entertainment Inc. amounted to US$60,000,000.00. The median telegraphic transfer rate of on June 30, 2005 was used to calculate the yen value.
3. The figure in parentheses under CYBIRD's Stake indicates the amount of indirect stake.
4. The figure of CYBIRD's Stake for JIMOS CO., LTD. is mentioned the proportion of the number of Shares Issued (12,381) of JIMOS as of June 30, 2006 to the number of Shares Issued (61,565) as of March 31, 2006.

7-5 Risks Related to Subsidiaries and Affiliate

Airborne Entertainment Inc., PLUS MOBILE COMUNICATIONS Co., Ltd., AXISSOFT Corporation, DMOVE Co., Ltd. and JIMOS CO., LTD. etc. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

7-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, ZAPPALLAS, Inc., G-mode Co., Ltd., GignoSystem. Japan, Inc., Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION, Excite Japan Co.,Ltd.
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc., Yahoo Japan Corporation, TOSE CO., LTD., Connect Technologies Corporation
E-Commerce Business	netprice, ltd., Xavel Inc.
Advertising Business	CA MOBILE, LTD.

7-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

7-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions caused by natural calamity or unforeseeable accident could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

7-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

7-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, Chairman and CEO, and other senior management staffs play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

7-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on

case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

7-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

7-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Sections 20 and 21 of the Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

8. Non-consolidated Financial Statements

8-1 Non-consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	June 30, 2006		June 30, 2005		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
I Current assets:						
Cash and cash equivalents	484,050		746,655			
Bill	2,829		-			
Accounts receivable	3,075,029		2,809,059			
Inventories	13,730		72,461			
Short-tem loan	2,296,933		50,000			
Others	355,182		315,942			
Allowance for doubtful accounts	(29,905)		(32,659)			
Total current assets	6,197,850	35.7	3,961,459	28.3	2,236,391	56.4
II Property and equipment:						
Tangible fixed assets:	229,698	1.3	182,493	1.3	47,204	25.9
Intangible fixed assets:						
Software	471,724		434,855			
Software in progress	67,035		88,776			
Others	1,167		1,167			
Total intangible assets	539,927	3.1	524,800	3.8	15,127	2.9
Investment and other assets:						
Investment securities	9,474,154		4,689,746			
Deposit with landlord	419,337		346,548			
Long-term loan	50,000		4,419,078			
Others	433,499		102,224			
Allowance for doubtful accounts	-		(3,202)			
Total investment and other assets	10,376,991	59.9	9,554,395	67.2	822,596	8.6
Total property and equipment	11,146,618	64.3	10,261,689	72.1	884,928	8.6
Total	17,344,468	100.0	14,223,148	100.0	3,121,320	21.9

(Unit: Thousands of yen, Round down)

	June 30, 2006		June 30, 2005		Changes	
	thousands of yen	%	thousands of yen	%	thousands of ye	%
Liabilities						
I Current liabilities:						
Accounts payable	1,297,219		1,003,008			
Short-term debt	2,546,933		-			
Accrued expenses	242,218		328,964			
Accrued income taxes	9,360		53,294			
Bonus payment reserve	35,225		24,547			
Others	65,432		57,859			
Total current liabilities	4,196,390	24.2	1,467,673	10.5	2,728,716	185.9
Total liabilities	4,196,390	24.2	1,467,673	10.5	2,728,716	185.9
Shareholders' Equity:						
I Common stock	-	-	5,396,191	38.0	-	-
II Additional paid-in capital						
Capital reserve	-		3,028,870		-	
Others	-		2,424,016		-	
Total additional paid-in capital	-	-	5,452,886	38.3	-	-
III Retained earnings						
Unappropriated retained earnings for the quarter	-		1,666,258		-	
Total retained earnings	-	-	1,666,258	11.7	-	-
IV Unrealized gain in available-for-sale securities	-	-	240,138	1.7	-	-
Total shareholders' equity	-	-	12,775,474	89.7	-	-
Total	-	-	14,223,148	100.0	-	-
Net Assets:						
I Shareholders' equity						
Common stock	5,503,317	31.7	-	-	-	-
Additional paid-in capital						
Capital reserve	3,135,995		-		-	
Others	2,424,016		-		-	
Total additional paid-in capital	5,560,012	32.1	-	-	-	-
Retained earnings						
Others						
Retained earnings carried forward	1,843,645		-		-	
Total retained earnings	1,843,645	10.6	-	-	-	-
Total shareholders' equity	12,906,975	74.4	-	-	-	-
II Valuation and translation adjustments						
Unrealized gain in available-for-sale securities	240,138	1.4	-	-	-	-
Total valuation and translation adjustments	240,138	1.4	-	-	-	-
III Subscription right	965	0.0	-	-	-	-
Total net assets	13,148,078	75.8	-	-	-	-
Total	17,344,468	100.0	-	-	-	-

8-2 Non-consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006)		1st Quarter, FY ended March 31, 2006 (From April 1, 2005 to June 30, 2005)		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	3,245,296	100.0	2,909,546	100.0	335,750	11.5
Cost of sales	1,991,872	61.4	1,846,593	63.5	145,278	7.9
Gross Profit	1,253,424	38.6	1,062,952	36.5	190,472	17.9
Selling, general and administrative expenses	1,074,345	33.1	935,166	32.1	139,178	14.9
Operating Income	179,079	5.5	127,785	4.4	51,293	40.1
Non-operating income	34,998	1.1	1,911	0.1	33,087	-
Non-operating expenses	309,728	9.5	19,713	0.7	290,014	-
Ordinary Profit (Loss)	(95,649)	(2.9)	109,983	3.8	(205,632)	-
Income (Loss) Before Income Taxes and Minority Interests	(95,649)	(2.9)	109,983	3.8	(205,632)	(187.0)
Income Taxes	3,084	0.1	44,693	1.5	(41,609)	(93.1)
Net Income (Loss)	(98,734)	(3.0)	65,289	2.3	(164,023)	-

Sales by Operations

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2007 (From April 1, 2006 to June 30, 2006)		1st Quarter, FY ended March 31, 2006 (From April 1, 2005 to June 30, 2005)		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	2,873,013	88.5	2,526,387	86.8	346,626	13.7
Marketing Solution Business	297,715	9.2	335,950	11.5	(38,234)	(11.4)
E-Commerce Business	62,459	1.9	45,738	1.6	16,720	36.6
Advertising Business	12,108	0.4	-	-	12,108	-
International Business	-	-	1,470	0.1	(1,470)	-
Total	3,245,296	100.0	2,909,546	100.0	335,750	11.5

Note) Consumption tax is not included in the sum mentioned above.

Notes to Non-Consolidated Financial Statements

1. Asset Valuation Standards and Methods	(1) Securities a. Stock of subsidiaries and affiliates Stated at cost determined by moving-average method. b. Other Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. (2) Inventories a. Merchandise Valuation at cost by the moving-average cost method b. Work in Process Valuation at cost by the identified cost method
2. Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 years.
3. Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
4. Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
5. Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable based on the amount of bonus forecast.
6. Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
7. Others	Method of accounting for consumption taxes Exclusion method is employed.

■ **Contact Information**

CYBIRD Co., Ltd. PR and IR Department

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6111 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/

E-mail: ircontact@cybird.co.jp

CYBIRD IP Content Services List

as of June 30, 2006

Operator	i-mode				EZweb			
Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Playing Tone	CoolSound	¥105/¥315	06/01/00		CoolSound	¥315	11/01/00	
	TFM Chakushin Melody	¥105/¥315	12/03/01		TFM Chakushin Melody	¥105/¥32 ¥315/¥26	10/23/01	
	Keigoe Tsukuro♪	¥210	05/07/02		CoolSound Real	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN	¥315	10/06/03		SOUL TRAIN	¥300	06/03/04	
	CoolSound Real	¥105/¥210/¥315	02/16/04		CoolSound Full		04/14/05	
					CoolSound RB	¥150/tune	07/28/05	
				5				6
Wallpaper/Screensaver	Cool Screen	¥105	02/01/00		@Chaku Kyara Club	¥100/¥200	02/01/00	
	Prinet	¥315	05/01/00		Prinet	¥315	09/20/00	
	Chaku Kyara!	¥105/¥0	08/01/00		@Chaku Kyara Benri Tokei	¥210	07/12/01	
	Machiuke Tsukuro♪	¥210	10/02/00		Inuyasha	¥315	03/19/03	
	ART☆Graphix α	¥210	01/26/01		DETECTIVE CONAN	¥210	07/03/03	
	Digital Tokoro-san	¥315	08/05/02		Ke-tai Hamtaro.com	¥315	11/20/03	
	Thomas the Tank Engine	¥210/¥315	12/02/02		Thomas the Tank Engine	¥315	12/22/05	
	Sa-para	¥315	12/16/02		Cool Screen	¥315	01/26/06	
	Inuyasha	¥315	03/17/03					
	DETECTIVE CONAN	¥210/¥0	04/21/03					
	Ke-tai Hamtaro.com	¥315	11/04/03					
				11				8
Game	Robo☆Robo	¥315	05/01/00		Mini-game ☆ Tengoku! 50	¥315	08/16/01	
	Kensho Puzzler	¥315	11/06/00		Kensho Puzzler	¥315	12/13/01	
	@Baka Games!	¥315/¥0	03/04/02		Robo☆Robo	¥315	12/19/02	
	Cybird Style	¥0	06/17/02					
	Game no Dendou	¥315	11/05/02					
				5				3
Fortune-telling	Kagami Ryuji Renseijutsu	¥210	12/01/99		Anata no Nedan? DX	¥210/¥52	07/05/01	
	Anata no Nedan?	¥105	08/01/00		Kagami Ryuji Renseijutsu	¥210	07/10/01	
	Hosoki Kazuko	¥315	10/06/03		Super Kyosho Uranai	¥210	12/12/01	
	Ehara Hiroyuki Spiritual Message	¥315	12/20/04		Hosoki Kazuko	¥315	12/04/03	
					Ehara Hiroyuki Spiritual Message	¥315	01/13/05	
				4				5
Others	Namiaru?	¥315	02/22/99		Tsuri-King	¥315	09/13/00	
	Tsuri-King	¥315	05/01/00		Ge-sto!	¥0	10/03/00	
	Wine-Wine	¥315	06/01/00		Sokko Eiga Kensaku	¥315	12/04/01	
	Ge-sto!	¥0	02/01/00		@AJA	¥300	02/01/00	
	Sokko Eiga Kensaku	¥315/¥0	10/07/02		@AJA Mypage	¥210	11/15/00	
	Stardust WEB	¥315	02/01/00		@AJA Toukou Paradise	¥150	12/14/00	
	Popteen-net	¥200	07/03/00		Cybird Style	¥0	10/23/02	
	Nadeshiko Tsushin	¥210	12/02/00		ITmedia	¥315	01/16/03	
	Mobile Takarazuka	¥315/¥180/¥0	01/22/01		Namiaru?	¥315	03/19/03	
	Inu-Neko no Kimochi	¥210/¥0	01/04/00		Mobile Takarazuka	¥315	08/07/03	
	T2GO	¥0	09/06/04		Inu-Neko no Kimochi	¥210	01/15/04	
	ITmedia	¥315	12/02/02		T2GO	¥0	01/15/04	
	Albirex Niigata	¥315	03/06/06		Mr. Mario no Choi-Majutsu	¥315	04/27/06	
	Mr. Mario no Choi-Majutsu	¥315	03/20/06		Stardust WEB	¥315	12/02/04	
	POCKET SHINSEIDO	¥0	04/03/06		POCKET SHINSEIDO	¥0	04/06/06	
					PLUS MOBILE for Edy-Style	¥0	10/20/05	
				15				16
Sub Total				40				38
Grand Total								

Operator	Vodafone				WILLCOM			
Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Playing Tone	CoolSound	¥105/¥315	12/04/00					
	TFM Chakushin Melody	¥105/¥32 ¥315/¥26	09/03/01					
	Keigoe Tsukuro♪	¥210	12/03/01					
	SOUL TRAIN	¥315	05/12/04					
	CoolSound Real	¥105	06/16/04					
	CoolSound Full		08/17/05					
				6				0
Wallpaper/Screensaver	Chaku Kyara!	¥105/¥210	12/10/99					
	Prinet	¥315	08/01/00					
	Digital Tokoro-san 3D town	¥210	01/15/02					
	3D Machiuke Johokyoku	¥210	12/01/02					
	Inuyasha	¥315	03/03/03					
	DETECTIVE CONAN	¥210	05/14/03					
	Ke-tai Hamtaro.com	¥315	11/04/03					
	Thomas the Tank Engine	¥315	01/18/06					
	Cool Screen	¥315	02/15/06					
				9				0
Game	R-TYPE	¥525	12/15/04		Kantan Game! Asobi-houdai		11/25/05	
	Kensho Puzzler	¥315	11/01/05					
	PENTARIUM	¥525	02/01/06					
				3				1
Fortune-telling	Kagami Ryuji Renseijutsu	¥210	12/10/99					
	Nandemo Shindan	¥315	12/10/99					
	Mademoiselle Ai, Ai no Hoshiuranai	¥210	09/01/00					
	Hosoki Kazuko	¥315	11/12/03					
	Ehara Hiroyuki Spiritual Message	¥315	12/15/04					
				5				0
Others	Mobile Takarazuka	¥315	11/01/01					
	Saikyo no Kaigai Joho	¥315	12/10/99					
	@AJA Renai Navi	¥315	09/01/00					
	Tsuri-King	¥315	01/15/03					
	ITmedia	¥315	03/03/03					
	T2GO	¥0	10/01/03					
	Sokko Eiga Kensaku	¥315	12/01/03					
	Namiaru?	¥315	04/14/04					
	CONAN Mobile Shop	¥0	05/14/04					
	Stardust WEB	¥315	12/01/04					
	POCKET SHINSEIDO	¥0	04/03/06					
	Autorace MOBILE	¥0	04/03/06					
	Mr. Mario no Choi-Majutsu	¥315	05/01/06					
				13				0
Sub Total				36				1
Grand Total								115